Exhibit 99.3

Vinci Partners Investments Ltd.

Interim Financial Statements as of September 30, 2021

1

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	09/30/2021	12/31/2020

Current assets
Cash and cash equivalents	5(d)	105,499	83,449
Cash and bank deposits	5(d)	26,218	13,096
Financial instruments at fair value through profit or loss	5(d)	79,281	70,353
Financial instruments at fair value through profit or loss	5(c)	1,361,674	8,253
Accounts receivable	5(a)	47,165	47,978
Sub-leases receivable	10	801	2,963
Taxes recoverable		666	1,153
Other assets	6	10,810	12,383
Total current assets		1,526,615	156,179

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	10,707	31,596
Accounts receivable	5(a)	30,143	27,545
Taxes recoverable		79	134
Deferred taxes	18	4,401	4,568
Other assets	6	2,825	1,540
		48,155	65,383

Property and equipment	8	15,040	15,043
Right of use - Leases	10	84,534	90,478
Intangible assets	9	1,025	1,441
Total non-current assets		148,754	172,345

Total assets		1,675,369	328,524

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Liabilities and equity	Note	09/30/2021	12/31/2020

Current liabilities
Trade payables		459	1,039
Deferred revenue	23	18,512	-
Leases	10 and 5(e)	20,552	19,828
Accounts payable	11	10,719	125,795
Labor and social security obligations	12	82,629	40,724
Taxes and contributions payable	13	22,069	22,878
Total current liabilities		154,940	210,264

Non-current liabilities
Accounts payable	11	33	33
Leases	10 and 5(e)	80,281	86,371
Deferred taxes	18	7,385	12,620
Total non-current liabilities		87,699	99,024

Equity	14
Share capital		15	8,730
Additional paid-in capital		1,382,038	-
Treasury shares	14(f)	(25,802)	-
Retained earnings		62,540	-
Other reserves		13,902	10,491
		1,432,693	19,221

Non-controlling interests in the equity of subsidiaries	7	37	15

Total equity		1,432,730	19,236

Total liabilities and equity		1,675,369	328,524

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of income

For the nine and three-month period ended September 30, 2021 and 2020

All amounts in thousands of reais unless otherwise stated

		Nine months ended September 30		Three months ended September 30
Statements of Income	Note	2021	2020	2021	2020

Net revenue from services rendered	15	350,268	235,280	123,628	73,544

General and administrative expenses	16	(163,143)	(84,375)	(57,718)	(28,749)

Operating profit		187,125	150,905	65,910	44,795

Finance income	17	28,523	5,869	7,210	1,218
Finance expenses	17	(24,322)	(9,617)	(10,116)	(3,323)

Finance profit/(loss), net		4,201	(3,748)	(2,906)	(2,105)

Profit before income taxes		191,326	147,157	63,004	42,690

Income taxes	18	(39,304)	(30,354)	(11,401)	(9,653)

Profit for the period		152,022	116,803	51,603	33,037

Attributable to the shareholders of the parent company		152,027	114,322	51,608	32,203
Attributable to non-controlling interests		(5)	2,481	(5)	834

Basic and diluted earnings per share		2.76	13.19	0.91	3.69

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of comprehensive income

For the nine and three-month period ended September 30, 2021 and 2020

All amounts in thousands of reais

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Profit for the period	152,022	116,803	51,603	33,037

Other comprehensive income

Items that may be reclassified to profit or loss:

Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	-	5	-	10
Vinci Capital Partners GP Limited	8	83	19	161
Vinci USA LLC	735	2,973	1,836	329
Vinci Capital Partners F III GP Limited	3	25	6	49
GGN GP LLC	9	19	14	19

Total comprehensive income for the period	152,777	119,908	53,478	33,605

Attributable to:
Shareholders of the parent company	152,782	117,427	53,483	32,771
Non-controlling interests	(5)	2,481	(5)	834

	152,777	119,908	53,478	33,605

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of changes in equity

For the nine months ended September 30, 2021 and 2020

All amounts in thousands of reais

	Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	capital	paid-in capital	earnings	reserves	shares	Total	interests	equity

At January 01, 2020	8,595	-	91,430	8,119	-	108,144	6,581	114,725

Profit for the period	-	-	114,322	-	-	114,322	2,481	116,803
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	3,105	-	3,105	-	3,105
Capital increase (deacrease)	135	-	-	-	-	135	(900)	(765)
Acquisition of non-controlling quotas	-	-	-	-	-	-	(657)	(657)
Allocation of profit:
Dividends	-	-	(92,882)	-	-	(92,882)	(3,390)	(96,272)

At September 30, 2020	8,730	-	112,870	11,224	-	132,824	4,115	136,939

At January 01, 2021	8,730	-	-	10,491	-	19,221	15	19,236

Corporate reorganization	(8,719)	8,719	-	-	-	-	-	-
Profit for the period	-	-	152,027	-	-	152,027	(5)	152,022
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	755	-	755	(2)	753
Capital increase	4	1,392,370	-	-	-	1,392,374	29	1,392,403
Share based payments	-	-	-	2,656	-	2,656	-	2,656
Treasury shares bought	-	-	-	-	(25,802)	(25,802)	-	(25,802)
Transaction costs from capital increase	-	(19,051)	-	-	-	(19,051)	-	(19,051)
Allocation of profit:
Dividends	-	-	(89,487)	-	-	(89,487)	-	(89,487)

At September 30, 2021	15	1,382,038	62,540	13,902	(25,802)	1,432,693	37	1,432,730

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows

For the nine months ended September 30, 2021 and 2020

All amounts in thousands of reais unless otherwise stated

	Nine months ended September 30
	2021	2020
Cash flows from operating activities

Profit before taxation	191,326	147,157
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	10,076	9,860
Unrealized gain of financial instruments at fair value through profit or loss	(12,302)	(4,785)
Finance expense on liabilities at amortized cost	-	203
Share based payments	2,656	-
Financial result on lease agreements	9,147	8,698
	200,903	161,133
Changes in assets and liabilities

Accounts receivables	(1,785)	19,196
Taxes recoverable	542	34
Other assets	286	(2,171)
Trade payables	(580)	(156)
Deferred revenue	18,512	20,135
Accounts payable	(673)	(1,974)
Labor and social security obligations	41,905	(1,914)
Taxes and contributions payable	(976)	(7,318)
	57,231	25,832

Cash generated from operations	258,134	186,965
Income tax paid	(44,020)	(22,242)
Net cash inflow from operating activities	214,114	164,723

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(2,534)	(1,906)
Purchase of financial instruments at fair value through profit or loss	(1,397,073)	(362,994)
Sales of financial instruments at fair value through profit or loss	76,842	429,760

Net cash (outflow) from investing activities	(1,322,765)	64,860

Cash flows from financing activities
Proceeds from the issuance of shares	1,392,403	135
Capital decrease of non-controlling interests in the equity of subsidiaries	-	(900)
Transactions costs paid	(19,051)	-
Treasury shares acquisition paid	(23,971)	-
Lease payments, net of sublease received	(13,717)	(12,115)
Borrowings acquisitions (payments)	-	900
Dividends paid	(205,136)	(129,832)

Net cash (outflow) from financing activities	1,130,528	(141,812)

Net increase (decrease) in cash and cash equivalents	21,877	87,771

Cash and cash equivalents at the beginning of the period	83,449	3,896

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	173	3,112

Cash and cash equivalents at the end of the period (Note 5)	105,499	94,779

Non-cash financing activities

Dividends declared and not yet paid until September 30, 2021 and 2020 was R$ 6,833 (Note 11) and R$ 851, respectively.

Acquisition of non-controlling quotas not yet paid until September 30, 2020 was R$ 657 (Note 11).

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investments Ltd., an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"), started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual quotaholders of the Entity are disclosed in Note 14.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021 the individual partners of Vinci Partners Investimentos Ltda. (“Vinci Investimentos”) contributed the entirety of their quotas into the Entity.

In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Investimentos in exchange for the quotas of Vinci Investimentos contributed to the Entity, or the Contribution. Until the Contribution, the Entity did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Initial Public Offering (IPO)

On January 28, 2021 Vinci announced the price of its public offering of the Class A common shares being offered 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

On February 1, 2021, Vinci announced the closing of its initial public offering. The net proceeds from the offering were US$ 232 million (R$ 1,266,926), after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021, under the ticker symbol "VINP."

In connection with the offering, Vinci has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci received net proceeds of US$ 23 million (R$ 125,448) in respect of the additional 1,398,014 Class A common shares issued.

Vinci Partners Ltd intends to use the net proceeds from the offering to (1) to fund investments in its own products alongside its investors; (2) to pursue opportunities for strategic transactions; and (3) for other general corporate purposes.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Impacts of the coronavirus pandemic (COVID-19)

Since January 2020, the outbreak of coronavirus has impacted global commercial activities. The rapid development of the pandemic generated significant uncertainty of the real consequences of an ultimate impact. During the period there was a continued adverse effect on economic and market conditions that triggered a period of global economic slowdown.

The COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. However, despite the adverse scenario, Vinci expanded its operations during the pandemic and had increased its total assets, net revenue, profits and did not record any impairment in 2020 as result of COVID-19. Additionally, the Group completed its Initial Public Offering ("IPO") on the Nasdaq Global Select Market in January 2021.

According to data from the state health departments, Brazil has administered at least 280 million doses of COVID vaccines so far. That’s enough to have vaccinated about 72% of the country’s population, of which nearly 54% were fully vaccinated. Consequently, the rate of deaths per COVID and hospital admissions have been decreasing since then, and the business activities and economy are gradually recovering.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

As mentioned in the Note 1, the Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As result, the partners of Vinci Partners Investimentos Ltda. contributed their quotas to Vinci Partners Investments Ltd in January 2021. Vinci Partners Investments Ltd is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented. The comparative historical figures presented in these financial statements are the ones of the predecessor entity, Vinci Partners Investimentos Ltda.

The issuance of these financial statements was authorized by the Entity's management on November 05, 2021.

(a)	Interim consolidated financial statements

Vinci operates as an asset management firm. The Company focuses on private equity, real estates, hedge funds, financial advisory, and other investment products, which comprises the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Also, the Company holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Company’s activities. Therefore, the Company consolidates these subsidiaries.

Ownership interest in subsidiaries on September 30, 2021 and December 31, 2020 are as follows:

	Interest - %

	09/30/2021	12/31/2020

Direct subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	-
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Soluções de Investimentos Ltda. (8)	100	100
Vinci Real Estate Gestora de Recursos Ltda. (3)	100	80
Vinci Capital Partners GP Limited.	100	100
Vinci USA LLC	100	100
Vinci GGN Gestora de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda. (4)	100	80
Vinci Financial Ventures (VF2) GP (5)	-	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações Ltda.	100	100
Vinci APM Ltda. (6)	100	-
Vinci Monalisa FIM Crédito Privado IE (7)	100	-
Vinci Asset Allocation Ltda.	65	-

(1)	Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda., as presented in the Group’s annual consolidated financial statements as of December 31, 2020.

(2)	Minority interest represents less than 0.001%.

(3)	On August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 657 for the acquisition of 657,200 quotas.

(4)	On November 21, 2020, Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 526 for the acquisition of 526.020 quotas.

(5)	Vinci Financial Ventures (VF2) GP was terminated on June 2nd, 2020.

(6)	Company incorporated in Brazil on December 9, 2020. Minority interest represents less than 0.001%.

(7)	Under the terms of IFRS10, the Company does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

(8)	On February 18, 2021, Vinci Gestão de Patrimônio Ltda changed its name to Vinci Soluções de Investimentos Ltda.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, The CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

Until December 31, 2020, the strategic decisions of Group comprise eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).

Since 2021 the decision-making process and decision related to resources allocation changed and part of the segments were grouped in four different segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions; and (iv) Financial advisory (Note 20).

The change was motivated by the way how the CEO monitors and manages the business, as well as the way how the shareholders and investors evaluate Vinci, in a more consolidated view.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the provision for impairment of accounts receivable, provision for profit sharing, and the revenue recognition of management fees for some funds abroad and the fair value measurement of financial assets.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of September 30, 2021, and 2020 the expected credit losses is considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

> accounts receivable

> debt investments carried at amortized cost

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

The Group's exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

The amounts presented in the table below are originally presented in US Dollar and were converted into Brazilian Reais (R$) by the foreign exchange rate at the closing date.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Balance sheet	09/30/2021	12/31/2020

Cash and cash equivalents	18,641	11,676
Accounts receivable	16,807	3,151
Other receivables	1,321	1,206
Current assets	36,769	16,033

Leases, property and equipment	3,557	4,049
Non-current assets	3,557	4,049

Trade payables	131	9
Deferred revenue	2,176	-
Lease	-	1,008
Labor and social security obligations	9,280	7,527
Current liabilities	11,587	8,544

Payables to related parties	204	-
Lease	3,241	2,712
Non-current liabilities	3,445	2,712

Net Equity	25,294	8,826

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	Nine months ended September 30		Three months ended September 30
Net foreign exchange result for the period	2021	2020	2021	2020

Financial revenue	3,583	416	2,522	1
Financial expense	(4,053)	(67)	(1,783)	(63)

Net foreign exchange result, net	(470)	349	739	(62)

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

The table below summarize the sensitivity of changes in interest rates.

	Impact on post-tax profit
	09/30/2021	09/30/2020

Interest rates – increase by 70 basis points *	243	273
Interest rates – decreased by 100 basis points *	(347)	(390)

* Holding all other variables constant.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificate of deposits of R$ 105,499 (12/31/2020 – R$ 83,449) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	09/30/2021	12/31/2020
Cash and cash equivalents	105,499	83,449
Financial instruments at fair value through profit or loss (i)	1,361,674	8,253
Trade payables	(459)	(1,039)
Labor and social security obligations	(82,629)	(40,724)
Accounts payable	(10,752)	(125,828)
Lease liabilities	(100,833)	(106,199)
Net debt	1,272,500	(182,088)

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are non-current assets, as they trade infrequently.

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2019	(68,976)	(102,891)	3,896	85,944
Cash flow and dividends provision	(98,412)	19,652	77,203	(77,681)

Amortization cost	(203)	-	-	-
Addition and finance expenses accrual	-	(21,949)	-	-
Foreign exchange adjustments	-	-	2,350	-
Other changes (ii)	-	(1,011)	-	-
December 31, 2020	(167,591)	(106,199)	83,449	8,253

Cash flow and dividends provision	73,751	14,863	22,050	1,353,421
Addition and finance expenses accrual	-	(9,328)	-	-
Foreign exchange adjustments	-	-	-	-
Other changes (ii)	-	(169)	-	-
September 30, 2021	(93,840)	(100,833)	105,499	1,361,674

(ii) Other changes include non-cash movements, including CTA adjustments which will be presented as in other comprehensive income statement.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Maturities of financial liabilities

The tables below analyses the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at September 30, 2021	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(459)	-	-	(459)
Labor and social security obligations	(82,629)	-	-	(82,629)
Lease liabilities	(20,552)	(38,601)	(100,305)	(100,833)
Accounts payable	(10,719)	(33)	-	(10,752)
Total	(114,359)	(38,634)	(100,305)	(194,673)

Contractual maturities of financial liabilities at December 31, 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(1,039)	-	-	(1,039)
Labor and social security obligations	(40,724)	-	-	(40,724)
Lease liabilities	(19,828)	(40,279)	(113,929)	(106,199)
Accounts payable	(125,795)	(33)	-	(125,828)
Total	(187,386)	(40,312)	(113,929)	(273,790)

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The group classifies its financial assets in the following measurement categories:

•	those measured at fair value or through profit or loss, and

•	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	09/30/2021	12/31/2020

Accounts receivable	(a)	77,308	75,523
Other financial assets at amortized cost	(b)	616	474
Cash and cash equivalents	(d)	105,499	83,449
Financial assets at fair value through profit or loss (FVPL)	(c)	1,372,381	39,849
		1,555,804	199,295

Financial liabilities

Liabilities at amortized cost	(e)	93,840	167,591
Lease liabilities	(e)	100,833	106,199
		194,673	273,790

The Group's exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	09/30/2021	12/31/2020
Accounts receivable from contracts with customers	47,314	48,127
Loss allowance	(149)	(149)

Non-current assets
Accounts receivable from contracts with customers	30,143	27,545
	77,308	75,523

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Accounts receivable are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Accounts receivable allowance are presented in general and administrative expense.

The loss allowances for accounts receivable as of 30 September and 31 December reconcile to the opening loss allowances as follows:

	09/30/2021	12/31/2020
Opening loss allowance on January 1	(149)	(90)
Increase in accounts receivable allowance recognized in profit or loss	-	(59)
Closing loss allowance on September 30 / December 31	(149)	(149)

Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity have not written any amount of accounts receivable during 2021 and 2020. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following debt instruments:

	09/30/2021	12/31/2020

Prepayments to employees (Note 6 (i))	616	474

These amounts generally arise from transactions outside the usual operating activities of the group. Interest is charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Real Estate funds;

-	Real Estate listed funds and

-	Private markets funds.

Financial assets measured at FVPL include the following categories:

	09/30/2021	12/31/2020

Current assets	1,361,674	8,253
Mutual funds	1,361,674	8,253

Non-current assets	10,707	31,596
Private markets funds	10,707	31,596

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	09/30/2021	12/31/2020

Vinci Monalisa FIM Crédito Privado IE (1)	1,223,958	-
Vinci Multiestratégia FIM	118,407	-
Vinci International Master Portfolio SPC - Reflation SP	10,922	-
FI Vinci Renda Fixa CP	8,387	8,253
	1,361,674	8,253

Private markets
	09/30/2021	12/31/2020

Vinci Capital Partners III Feeder FIP Multiestratégia	1,310	768
Nordeste III FIP Multiestratégia	2,638	2,652
Vinci Impacto Ret IV FIP Multiestratégia	-	830
Vinci Infra Transmissão FIP - Infraestrutura (i)	6,759	6,128
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	-	21,218
Total Private markets funds	10,707	31,596

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

1)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	09/30/2021	12/31/2020
Net Asset Value	1,223,958	-
Real estate funds	127,494	-
Mutual funds	1,070,747	-
Private equity funds	26,223	-
Other assets/liabilities	(506)	-

The following tables demonstrated the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of September 30, 2021, Vinci Monalisa holds R$ 1,070,747 of investments in mutual funds, which are distributed in the following classification:

	09/30/2021	12/31/2020
Mutual Funds’ classification
Interest and foreign Exchange (a)	49.74%	-
Multistrategy (b)	45.92%	-
Foreign investments (c)	2.47%	-
Macro (d)	1.87%	-
	100%	-

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds without commitment to concentration in any specific strategy.

(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

Real Estate funds
	09/30/2021	12/31/2020

Vinci Imóveis Urbanos FII	56,700	-
Other real estate funds	70,794	-
	127,494	-

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Private markets funds
	09/30/2021	12/31/2020

Vinci Impacto Ret IV FIP Multiestratégia	1,165	-
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	23,589	-
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	1,247	-
Other funds	222	-
Total private markets funds	26,223	-

(i) This fund is focused on acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations, that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of September 30, 2021, and December 31, 2020, the fund held investment in Linhas de Energia do Sertão Transmissora S.A. ("LEST") and Água Vermelha Transmissora de Energia S.A.

During the period, the following gains/(losses) were recognized in profit or loss:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
Fair value gains (losses) on investments at FVPL recognized in finance income	13,988	4,827	(616)	961

d)	Cash and cash equivalents

Current assets	09/30/2021	12/31/2020
Cash and bank deposits	26,218	13,096
Certificate of deposit (i)	79,281	70,353
	105,499	83,449

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e)	Financial liabilities

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	09/30/2021	12/31/2020

Current	114,359	187,386
Trade payables	459	1,039
Labor and social security obligations (Note 12)	82,629	40,724
Lease liabilities	20,552	19,828
Accounts payable (Note 11)	10,719	125,795

Non-current	80,314	86,404
Lease liabilities	80,281	86,371
Accounts payable (Note 11)	33	33

	194,673	273,790

(i)	Recognized fair value measurements.

(a)	Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On September 30, 2021
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	79,281	-	79,281
Mutual funds	-	1,361,674	-	1,361,674
Private equity funds	-	-	10,707	10,707
Total Financial Assets	-	1,440,955	10,707	1,451,662

	On December 31, 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	70,353	-	70,353
Mutual funds	-	8,253	-	8,253
Private equity funds	-	-	31,596	31,596
Total Financial Assets	-	78,606	31,596	110,202

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(b)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended 30 September 2021 and 31 December 2020:

Fair Value
Opening balance January 1, 2020	24,164
Purchases	1,748
Sales and distributions	(778)
Gain recognized in finance income	6,462
Closing balance December 31, 2020	31,596
Purchases	931
Transfer (a)	(22,746)
Sales and distributions	(462)
Gain recognized in finance income	1,388
Closing balance September 30, 2021	10,707

(a) During the period ended September 30, 2021, Vinci Impacto Ret IV FIP Multiestratégia and Vinci Infra Coinvestimento I FIP - Infraestrutura were transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(d) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value at		Valuation Technique	Unobservable inputs	Value input	Reasonable possible shift +/-
Description	09/30/2021	12/31/2020					2021 Gain / (Losses)	2020 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura	-	21,218	Discounted cash flow	Discount rate	8.50%	0.5% / 1%	559	4,548	In 2020, lower discount rate in 50 basis points would increase fair value by R$ 1,095 and higher discount rate in 100 basis points would decrease fair value by R$ 1,920
Vinci Infra Transmissão FIP - Infraestrutura	6,759	6,128	Discounted cash flow	Discount rate	8.50%	0.5% / 1%	632	1,253	Lower discount rate in 50 basis points would increase fair value by R$ 421 (R$ 656 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 749 (R$ 682 – 2020)
Nordeste III FIP Multiestratégia	2,638	2,652	Discounted cash flow	Discount rate	16.50%	0.5% / 1%	245	702	Lower discount rate in 50 basis points would increase fair value by R$ 26 (R$ 9 - 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 53 (R$ 18)
Others	1,310	1,598	NAV Valuation	NAV	N/A	1% / 2%	(48)	(41)	Increased NAV in 100 basis points would increase fair value by R$ 13 (R$ 26 – 2020) and lower NAV in 200 basis points would decrease fair value by R$ 26 (R$ 52 – 2020)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

6	Other assets

	09/30/2021	12/31/2020

Prepayments to employees (i)	616	474
Sundry advances	219	159
Advances to projects in progress (ii)	8,553	7,882
Transaction costs (iii)	-	3,571
Other prepayments	843	81
Related parties receivables (iv)	310	260
Guarantee deposits	1,506	1,040
Sublease receivables	709	398
Others	879	58

	13,635	13,923

Current	10,810	12,383
Non-current	2,825	1,540

	13,635	13,923

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to transaction costs incurred by Vinci related to the initial public offering. After the closing of the initial public offering the amount was transferred to the shareholders equity.

(iv)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Int'l Real Estate		Total
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Summarized Balance Sheet

Current assets	463	270	463	270
Current liabilities	(314)	(209)	(314)	(209)
Current net assets	149	61	149	61

Non-current assets	-	-	-	-
Non-current liabilities	-	-	-	-
Non-current net assets	-	-	-	-

Net assets	149	61	149	61

Accumulated NCI	37	15	37	15

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Summarized statement	Vinci Real Estate		Vinci Infrastrutura		Vinci International Real Estate		Total
of comprehensive income	09/30/2021 (*)	08/31/2020 (*)	09/30/2021 (**)	09/30/2020	09/30/2021	09/30/2020	09/30/2021	09/30/2020

Revenue	-	21,367	-	17,633	90	134	90	39,134

Profit for the period	-	16,074	-	12,256	(19)	(24)	(19)	28,306

Other comprehensive income	-	-	-	-	-	-	-	-

Total comprehensive income	-	16,074	-	12,256	(19)	(24)	(19)	28,306

Profit allocated to NCI before dividends	-	3,215	-	2,451	(5)	(6)	(5)	5,660

Disproportionate dividends distributions	-	(2,248)	-	(931)	-	-	-	(3,179)

Profit/(loss) allocated to NCI	-	967	-	1,520	(5)	(6)	(5)	2,481

(*) The statement of comprehensive income is presented up to August 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda from the minority quotaholder at this date, as informed in note 2.1.

(*) As informed in note 2.1 (a), on November 21, 2020 Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

						09/30/2021
	Furniture	Improvements in properties	Computers		Work of
	and fittings	of third	and peripherals -	Equipaments	arts and
	stuffs	parties	improvements	and tools	others	Total

Cost
At January 1, 2021	10,465	46,895	5,802	9,985	861	74,008
Aquisitions	1,144	634	577	76	(72)	2,359
Foreign Exchange variations of property and equipment abroad	-	925	-	265	-	1,190

At September 30, 2021	11,609	48,454	6,379	10,326	789	77,557

Accumulated depreciation At January 1, 2021	(6,795)	(37,831)	(5,264)	(9,075)	-	(58,965)
Annual depreciation	(638)	(1,487)	(158)	(108)	-	(2,391)
Foreign Exchange variations of property and equipment abroad	-	(910)	-	(251)	-	(1,161)

At September 30, 2021	(7,433)	(40,228)	(5,422)	(9,434)	-	(62,517)

Net book value
At January 1, 2021	3,670	9,064	538	910	861	15,043

At September 30, 2021	4,176	8,226	957	892	789	15,040

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

						09/30/2020
	Furniture	Improvements in properties	Computers		Work of
	and fittings	of third	and peripherals -	Equipaments	arts and
	stuffs	parties	improvements	and tools	others	Total

Cost
At January 1, 2020	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	1,461	-	105	234	106	1,906
Foreign Exchange variations of property and equipment abroad	-	6,054	-	1,771	-	7,825

At September 30, 2020	10,464	48,588	5,665	10,464	891	76,072

Accumulated depreciation At January 1, 2020	(6,008)	(31,751)	(4,913)	(7,257)	-	(49,929)
Annual depreciation	(584)	(1,129)	(273)	(571)	-	(2,557)
Foreign Exchange variations of property and equipment abroad	-	(6,111)	-	(1,638)	-	(7,749)

At September 30, 2020	(6,592)	(38,991)	(5,186)	(9,466)	-	(60,235)

Net book value
At January 1, 2020	2,995	10,783	647	1,202	785	16,412

At September 30, 2020	3,872	9,597	479	998	891	15,837

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci's managers named Wealth Management.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the periods ended September 30, 2021 and December 31, 2020.

	09/30/2021
	Software development	Total

Cost
At January 1, 2021	23,723	23,723
Purchases	175	175
Foreign exchange variation of intangible assets abroad	378	378

At September 30, 2021	24,276	24,276

Accumulated amortization
At January 1, 2021	(22,282)	(22,282)
Annual amortization	(585)	(585)
Foreign exchange variation of intangible assets abroad	(384)	(384)

At September 30, 2021	(23,251)	(23,251)

At January 1, 2021	1,441	1,441

At September 30, 2021	1,025	1,025

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	09/30/2020
	Software development	Total

Cost
At January 1, 2020	21,908	21,908
Purchases	-	-
Foreign exchange variation of intangible assets abroad	2,506	2,506

At September 30, 2020	24,414	24,414

Accumulated amortization
At January 1, 2020	(19,188)	(19,188)
Annual amortization	(991)	(991)
Foreign exchange variation of intangible assets abroad	(2,488)	(2,488)

At September 30, 2020	(22,667)	(22,667)

At January 1, 2020	2,720	2,720

At September 30, 2020	1,747	1,747

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	09/30/2021	12/31/2020
Sub-lease receivable
Rio de Janeiro Office - BM 336	801	2,963
Total	801	2,963

Current	801	2,963
Total	801	2,963

Right of use assets
Rio de Janeiro Office - BM 336	77,211	82,117
São Paulo Office – JRA	4,450	4,987
NY Office - third Avenue	2,873	3,374
Total	84,534	90,478

Lease liabilities
Rio de Janeiro Office - BM 336	(92,333)	(96,507)
São Paulo Office – JRA	(5,259)	(5,972)
NY Office - third Avenue	(3,241)	(3,720)
Total	(100,833)	(106,199)

Current	(20,552)	(19,828)
Non-current	(80,281)	(86,371)
Total	(100,833)	(106,199)

Additions to the right-of-use assets until September 30, 2021 were R$ 1,295 (R$ 9,740 during 2020 financial year).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Right of use assets depreciation	(7,286)	(6,312)	(2,511)	(2,153)
Financial expense	(9,328)	(9,116)	(3,065)	(3,004)
	(16,614)	(15,428)	(5,576)	(5,157)

The total cash outflow for leases until September 30, 2021 was R$ 16,158 (R$ 14,481 until September 30, 2020).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2020.

11	Accounts payable

	09/30/2021	12/31/2020

Dividends payable (i)	6,833	123,191
Treasury shares acquisition (ii)	1,955	-
Rent payable – prior month expense	1,733	1,673
Other payables	231	964

	10,752	125,828

Current	10,719	125,795
Non-current	33	33

(i) On November 30, 2020, the partners approved a distribution of dividends in the amount of R$ 133,194, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2020, the amount of R$ 37,426 was paid, with the outstanding balance of R$ 95,768 remaining on December 31, 2020. During the year of 2021 the outstanding balance was settled by Vinci.

On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled an additional provision for dividends payable of R$ 27,423. As of September 30, 2021, the amount of R$ 20,590 was paid, with an outstanding balance of R$ 6,833 remaining.

(ii) As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled on October 04, 2021.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

12	Labor and social security obligations

	09/30/2021	12/31/2020

Profit sharing	77,132	37,802
Labor provisions	5,497	2,922

	82,629	40,724

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2020 was entirely paid in January 2021. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of September 30, 2021 based on the management and advisory net revenue recognized and the realized performance fee up to September 30, 2021. Profit sharing will be paid in January 2022 accordingly to Vinci internal policy and after the Management approval, which is expected to occur in the beginning of 2022.

Since 2021 Vinci change its dividends distribution policy and implement a profit-sharing scheme to its employees and personnel responsible for asset management services, increasing the estimative of the profit-sharing accrual in 2021.

13	Taxes and contributions payable

	09/30/2021	12/31/2020

Income tax	14,293	14,063
Social contribution	5,056	5,082
Social Contribution on Revenues (COFINS)	1,593	1,882
Social Integration Program (PIS)	345	407
Service tax (ISS) on billing	565	1,160
Withholding Income Tax (IRRF) deducted from third parties	74	80
Others	143	204

	22,069	22,878

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

14	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,446,239 Class B shares with a par value of US$ 0.00005 each (12/31/2020 – 8,730,000 quotas with a par value of R$ 1.00 each quota of Vinci Partners Investimentos Ltda).

On March 16, 2020, the quotaholders of Vinci Partners Investimentos Ltda unanimously approved a capital increase of R$ 90. Accordingly, capital was increased from R$ 8,595 to R$ 8,685 through the issue of 90,000 quotas at R$ 1.00 each.

On August 8, 2020, the quotaholders unanimously approved a capital increase of R$ 45. Accordingly, capital was increased from R$ 8,685 to R$ 8,730 through the issue of 45,000 quotas at R$ 1.00 each.

On January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. contributed the entirety of their quotas into the Entity. In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Investimentos in exchange for the quotas, in each case in a one-to-4.77 exchange for the quotas, of Vinci Investimentos contributed to the Entity, or the Contribution.

On January 28, 2021 Vinci issued 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00, resulting in net proceeds of US$ 232,243 thousand (or R$ 1,266,926), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

On February 8, 2021, Vinci issued additional 1,398,014 Class A common shares. The price of the additional shares was US$18.00, resulting in net proceeds of US$ 28,636 thousand (or R$ 125,448), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The Entity's shareholders as of September 30, 2021 and December 31, 2020 are presented in the table below:

Quotaholders	12/31/2019 Quantity	Subscribed	Transferred	12/31/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	-	-	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	-	-	4,194,000.00
Others Quotaholders	3,195,000.00	135,000	-	3,330,000.00
Total	8,595,000.00	135,000	-	8,730,000.00

Shareholders	12/31/2020 Quantity	Subscribed	Transferred (*)	Repurchased	09/30/2021 Quantity
Gilberto Sayão da Silva (Class B)	-	-	14,466,239	-	14,466,239
Alessandro Monteiro Morgado Horta (Class A)	-	-	8,226,422	-	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	-	-	2,066,605	-	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	-	-	1,446,624	-	1,446,624
Sergio Passos Ribeiro (Class A)	-	-	1,239,963	-	1,239,963
Lywal Salles Filho (Class A)	-	-	206,661	-	206,661
Public Float (Class A)	-	15,271,488	-	(350,170)	14,921,318
Other Shareholders (Class A)	-	-	13,989,586	-	13,989,586
Treasury shares (Class A)	-	-	-	350,170	350,170
Total	-	15,271,488	41,642,100	-	56,913,588

(*) All of the quotaholders of Vinci Partners Investimentos Ltda contributed the entirety of their quotas to Vinci Partners Investments Ltd. In return for this contribution, the Entity issued 14,466,239 new Class B common shares and 15,271,488 new Class A common shares, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Investimentos Ltda to the quotas of Vinci Partners Investments Ltd.

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(e)	Dividends

On August 18, 2021, Vinci declared a semiannual dividend distribution of US$ 0.30 per common share to shareholders as of September 01, 2021, payable on September 16, 2021.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

For the nine-months period ended on September 30, 2021, dividends were paid in the amount of R$ 205,136 (R$ 129,832 for the nine-months period ended on September 30, 2020).

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time in open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.

On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule 10b5-1 and will be carried out exclusively by J.P. Morgan Securities LLC (“JPMS”). JPMS acts as agent on behalf of Vinci and in accordance with the following terms:

•	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date.

•	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act;

•	The Repurchase Program respects the total amount of up to R$85 million, as previously approved.

Until September 2021, 350,170 Class A common shares were repurchased, in the amount of R$ 25,801.

In September 2021, the Company holds 350,170 Class A common shares in treasury.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(g)	Basic and diluted earnings per share/quota

	Nine months ended September 30		Three months ended September 30
a) Basic earnings per share/quota	09/30/2021	09/30/2020	09/30/2021	09/30/2020
From continuing operations attributable to the ordinary equity holders of the Entity	2.76	13.19	0.91	3.69
Total basic earnings per share/quota attributable to the ordinary equity holders of the Entity	2.76	13.19	0.91	3.69

	Nine months ended September 30		Three months ended September 30
b) Diluted earnings per share/quota	09/30/2021	09/30/2020	09/30/2021	09/30/2020
From continuing operations attributable to the ordinary equity holders of the Entity	2.76	13.19	0.91	3.69
Total basic earnings per share/quota attributable to the ordinary equity holders of the Entity	2.76	13.19	0.91	3.69

c) Reconciliations of earnings used in calculating earnings per share/quota

	Nine months ended September 30		Three months ended September 30
Basic earnings per share/quota:	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share/quota:
From continuing operations	152,027	114,322	51,608	32,203
	152,027	114,322	51,608	32,203

	Nine months ended September 30		Three months ended September 30
Diluted earnings per share/quota:	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share/quota	152,027	114,322	51,608	32,203
Used in calculating diluted earnings per share/quota	152,027	114,322	51,608	32,203

d) Weighted average number of shares/quotas used as the denominator

	Nine months ended September 30		Three months ended September 30
	Number 09/30/2021	Number 09/30/2020	Number 09/30/2021	Number 09/30/2020
Weighted average number of ordinary shares/quotas used as the denominator in calculating basic earnings per share/quota:	55,046,091	8,668,412	56,743,195	8,668,412
Adjustments for calculation of diluted earnings per share/quota:	-	-	-	-
Weighted average number of ordinary shares/quotas and potential ordinary shares/quotas used as the denominator in calculating diluted earnings per share/quota	55,046,091	8,668,412	56,743,195	8,668,412

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Gross revenue from fund management	287,021	205,630	98,884	75,227
Gross revenue from realized performance fees	32,449	12,800	12,755	3,434
Gross revenue from unrealized performance fees	2,598	5,349	(6,979)	(1,778)
Gross revenue from advisory	51,014	24,936	27,544	359

Gross revenue from services rendered	373,082	248,715	132,204	77,242

In Brazil	279,894	180,148	106,004	48,644
Abroad	93,188	68,567	26,200	28,598

Taxes and contributions
COFINS	(11,603)	(6,572)	(4,211)	(1,864)
PIS	(2,517)	(1,425)	(914)	(405)
ISS	(8,694)	(5,438)	(3,451)	(1,429)

Net revenue from services rendered	350,268	235,280	123,628	73,544

Net revenue from fund management	269,476	195,241	92,855	71,517
Net revenue from realized performance fees	31,734	12,212	12,646	3,375
Net revenue from unrealized performance fees	2,451	5,046	(7,036)	(1,678)
Net revenue from advisory	46,607	22,781	25,163	330

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

16	General and administrative expenses

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Personnel (a)	(40,607)	(26,380)	(13,794)	(8,758)
Share-based payments (b)	(2,656)	-	(1,014)	-
Profit-sharing (a)	(74,509)	(24,476)	(27,792)	(8,830)
	(117,772)	(50,856)	(42,600)	(17,588)
Third party expense (c)	(26,667)	(14,920)	(9,033)	(5,709)
Right of use depreciation (d)	(7,286)	(6,312)	(2,511)	(2,153)
Depreciation and amortization (e)	(2,790)	(3,549)	(925)	(1,123)
Other operating expenses (f)	(3,020)	(3,499)	(783)	(875)
Travel and representations	(813)	(795)	(279)	(26)
Condominium expenses	(1,993)	(2,106)	(745)	(625)
Payroll taxes	(2,105)	(1,738)	(601)	(494)
Rental expense	(437)	(307)	(142)	(99)
Telephony services	(175)	(220)	(58)	(51)
Legal	(84)	(73)	(41)	(6)
Office consumables	(1)	-	-	-

	(163,143)	(84,375)	(57,718)	(28,749)

(a)	Personnel and profit-sharing

Since 2021, as part of the Company reorganization before the IPO, the personnel of Vinci Partners Investimentos Ltda. were hired by Vinci and its subsidiaries and will be remunerated accordingly to the rules applied to other professionals of the Group, which includes the profit-sharing program. Therefore, the increase in the profit-sharing and personnel expenses are due to the inclusion of the personnel in the estimated amount in 2021.

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 74,509 (R$ 24,476 on September 30, 2020) for the period ended September 30, 2021.

(b)	Share-based payments

See note 22 for more details.

(c)	Third party expense

Third party expense is composed for accounting, advisory, information technology, marketing, and other contracted services. The increase is mainly related to investments in Vinci branding through marketing expenses, IT expenses in connection to the growth of Vinci’s operation, as well as audit services.

(d)	Right of use depreciation

See note 10 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(f)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

17	Finance profit/(loss)

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Investment income (i)	24,684	4,990	4,636	1,088
Foreign currency variation income	3,583	416	2,522	1
Financial revenue on sublease agreements	181	418	39	120
Other finance income	75	45	13	9

Finance income	28,523	5,869	7,210	1,218

Financial expense on lease agreements	(9,328)	(9,116)	(3,065)	(3,004)
Bank fees	(51)	(68)	(13)	(25)
Interest and arrears	(80)	-	-	-
Investment losses (i)	(10,696)	(163)	(5,252)	(127)
Fines on taxes	(1)	-	-	-
Financial expense on liabilities at amortized cost	-	(203)	-	(104)
Interest on taxes	(110)	-	-	-
Foreign currency variation expense	(4,053)	(67)	(1,783)	(63)
Other financial expenses	(3)	-	(3)	-

Finance costs	(24,322)	(9,617)	(10,116)	(3,323)

Finance profit/(loss), net	4,201	(3,748)	(2,906)	(2,105)

(i)	Segregated investment income result is demonstrated below:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
Mutual funds and fixed income investments (*)	23,178	2,021	4,420	463
Private equity funds	1,506	2,963	216	511
Public equities funds	-	6	-	114
	24,684	4,990	4,636	1,088

Mutual funds	(10,649)	-	(5,254)	-
Private equity funds	(47)	(6)	2	(6)
Real Estate listed funds	-	(71)	-	(35)
Public equities funds	-	(86)	-	(86)
	(10,696)	(163)	(5,252)	(127)

(*) Includes the financial income on investments in repurchase operations in Brazilian government securities.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

18	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda and Vinci Equities Gestora de Recursos Ltda are taxed based on the deemed profit. Vinci Equities was taxed on deemed profit until 2020 and changed to profit regime since January 1st, 2021.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on September 30, 2021 is R$ 2,048 (R$ 2,769 on December 31, 2020).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until September 30, 2021 and 2020.

The income tax and social contribution charge on the results for the three-month period ended September 30, 2021 and September 30, 2020 can be summarized as follows:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Current income tax	(32,635)	(23,479)	(9,910)	(8,636)
Current social contribution	(11,884)	(8,543)	(3,709)	(3,139)

	(44,519)	(32,022)	(13,619)	(11,775)

Deferred income tax	3,835	1,226	2,067	1,562
Deferred social contribution	1,380	442	151	560

	5,215	1,668	2,218	2,122

	(39,304)	(30,354)	(11,401)	(9,653)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	09/30/2021	12/31/2020
Deferred tax assets
Tax losses	2,048	2,769
Leases	2,353	1,799
Total	4,401	4,568

Deferred tax liabilities
Financial revenue	(2,336)	(7,842)
Estimated revenue	(3,280)	(2,997)
Leases	(66)	(224)
Total Income Tax	(5,682)	(11,063)

Estimated revenue	(1,703)	(1,557)
Total (Taxes and contribution)	(1,703)	(1,557)

Total deferred tax liabilities	(7,385)	(12,620)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	Total
Deferred tax assets
As at December 31, 2019	1,161	1,046	2,207
to profit and loss	1,608	753	2,361
As at December 31, 2020	2,769	1,799	4,568
to profit and loss	(721)	554	(167)
As at September 30, 2021	2,048	2,353	4,401

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)
to profit and loss	(2,111)	(1,738)	112	(3,737)
As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)
to profit and loss	5,506	(429)	158	5,235
As at September 30, 2021	(2,336)	(4,983)	(66)	(7,385)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Profit (loss) before income taxes	191,326	147,157	63,004	42,690
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	(65,051)	(50,033)	(21,422)	(14,515)
Reconciliation adjustments:
Expenses not deductible	(62)	69	(6)	263
Tax benefits	380	-	333	-
Share based payments	(269)	-	(103)	-
Effect of presumed profit of subsidiaries (i)	25,690	19,680	9,859	4,826

Other additions (exclusions), net	8	(70)	(62)	(227)

Current	(44,519)	(32,022)	(13,619)	(11,775)
Deferred	5,215	1,668	2,218	2,122
Income taxes expenses	(39,304)	(30,354)	(11,401)	(9,653)

Effective rate	21%	21%	18%	23%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The remuneration of the Executive Committee amounted to R$ 1,095 for the nine-month period ended September 30, 2021.

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 5,510 (September 30, 2020 - R$ 2,830) for the nine months period ended September 30, 2021.

Accordingly, to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which is expected to be paid in January 2022, after the Management approval. As informed in Note 12, Vinci estimated an accrual for profit sharing for the Group as of September 30, 2021.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(b)	Receivables from related parties

The Entity receivables from related parties as of September 30, 2021 and December 31, 2020, as shown in the table below:

	09/30/2021	12/31/2020
Telecom Investimentos S.A.	80	80
Vinci Infra Investimentos V2I S.A.	60	49
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	60	53
Accadia Participações AS	70	51
Norcia Participações SA	33	22
Personal Care Participações SA	1	-
Mental Health Participacões SA	1	-
	310	260

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

20	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Real Estate

The Real Estate Investment Funds (FIIs) segment focused on mature assets and co-investment alongside a large global pension fund seeking returns from investments in various segments, such as malls and logistics.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages.

Liquid Strategies

Comprises the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds though Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Nine-month period ended 09/30/2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	101,635	76,054	55,580	46,625	-	279,894
Abroad	59,165	7,437	26,586	-	-	93,188
Gross revenue from services rendered	160,800	83,491	82,166	46,625	-	373,082
Fund Advisory fee	4,338	-	51	46,625	-	51,014
Fund Management fee	153,056	72,896	61,069	-	-	287,021
Fund Performance fee	3,406	10,595	21,046	-	-	35,047
Taxes and contributions	(8,571)	(7,066)	(3,144)	(4,033)	-	(22,814)
Net revenue from services rendered	152,229	76,425	79,022	42,592	-	350,268
(-) General and administrative expenses	(3,.506)	(19,267)	(18,571)	(8,885)	(84,914)	(163,143)
Operating profit	120,723	5,158	60,451	33,707	(84,914)	187,125
Finance income						28,523
Finance cost						(24,322)
Finance result, net						4,201
Profit before income taxes						191,326
Income taxes						(39,304)
Profit for the period						152,022

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 09/30/2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	34,859	25,297	19,212	26,636	-	106,004
Abroad	18,801	2,047	5,352	-	-	26,200
Gross revenue from services rendered	53,660	27,344	24,564	26,636	-	132,204
Fund Advisory fee	900	-	8	26,636	-	27,544
Fund Management fee	51,741	25,617	21,526	-	-	98,884
Fund Performance fee	1,019	1,727	3,030	-	-	5,776
Taxes and contributions	(2,818)	(2,382)	(1,072)	(2,304)	-	(8,576)
Net revenue from services rendered	50,842	24,962	23,492	24,332	-	123,628
(-) General and administrative expenses	(12,412)	(6,544)	(5,353)	(3,138)	(30,271)	(57,718)
Operating profit	38,430	18,418	18,139	21,194	(30,271)	65,910
Finance income						7,210
Finance cost						(10,116)
Finance result, net						(2,906)
Profit before income taxes						63,004
Income taxes						(11,401)
Profit for the period						51,603

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Nine-month period ended 09/30/2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	83,674	42,472	30,166	23,836	-	180,148
Abroad	50,946	11,406	6,215	-	-	68,567
Gross revenue from services rendered	134,620	53,878	36,381	23,836	-	248,715
Fund Advisory fee	995	-	105	23,836	-	24,936
Fund Management fee	123,975	48,487	33,168	-	-	205,630
Fund Performance fee	9,650	5,391	3,108	-	-	18,149
Taxes and contributions	(7,055)	(2,620)	(1,699)	(2,061)	-	(13,435)
Net revenue from services rendered	127,565	51,258	34,682	21,775	-	235,280
(-) General and administrative expenses	(14,471)	(6,104)	(7,575)	(1,350)	(54,875)	(84,375)
Operating profit	113,094	45,154	27,107	20,425	(54,875)	150,905
Finance income						5,869
Finance cost						(9,617)
Finance result, net						(3,748)
Profit before income taxes						147,157
Income taxes						(30,354)
Profit for the period						116,803

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 09/30/2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	23,716	14,201	10,496	230	-	48,644
Abroad	20,221	5,177	3,200	-	-	28,598
Gross revenue from services rendered	43,938	19,378	13,696	230	-	77,242
Fund Advisory fee	102	-	27	230	-	359
Fund Management fee	45,614	16,610	13,003	-	-	75,227
Fund Performance fee	(1,779)	2,768	667	-	-	1,656
Taxes and contributions	(2,184)	(904)	(590)	(19)	-	(3,698)
Net revenue from services rendered	41,752	18,475	13,107	211	-	73,544
(-) General and administrative expenses	(3,695)	(2,740)	(2,331)	(450)	(19,532)	(28,749)
Operating profit	38,057	15,735	10,775	(239)	(19,532)	44,795
Finance income						1,218
Finance cost						(3,323)
Finance result, net						(2,105)
Profit before income taxes						42,690
Income taxes						(9,653)
Profit for the period						33,037

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

21	Legal Claim

As of September 30, 2021, and December 31, 2020, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	09/30/2021	12/31/2020

Tax	22,673	22,234
Civil	-	-
Labor	2,132	1,883
Total	24,805	24,117

Tax Claims

Vinci Gestora is a party to two tax administrative proceedings in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT) and contributions to third parties in 2011 and 2012, charged on amounts paid in connection to the profit-sharing program, totaling R$ 3,207 and R$ 2,887, respectively.

Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 1,148. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,431 for the calendar year of 2013.

22	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on September 30, 2021.

Stock Options

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

09/30/2021
Dividend yield (%)	5
Expected volatility (%)	35
Risk-free rate of return (%)	0.40
Vesting period of options (years)	3
Strike price	US$ 18.00
Spot price	US$ 11.22
Pricing model	Black-Scholes-Merton

The initial date of Grace Period for the options granted will be February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company's shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.

As of September 30, 2021, there are stock options outstanding with respect to 1,662,481 Class A common shares.

The total expense recognized for the programs for the nine and three months period ended September 30, 2021 was R$ 2,656 and R$ 1,014, respectively.

23	Deferred Revenue

In accordance with the Partnership Agreement of Vinci Private Equity and Vinci Impact and Return Offshore Funds, management fees are payable in advance semiannually on January 1 and July 1. The revenue fees are recognized monthly on linear basis during the semester. The deferred revenue balance in September is R$18,512.

24	Commitment

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds on September 30, 2021 and December 31, 2020 are as follow:

	09/30/2021	12/31/2020
Vinci Impacto e Retorno IV Feeder B	9,701	5,945
Vinci Capital Partners III Feeder FIP Multiestratégia	1,922	2,465
Nordeste III FIP Multiestratégia	1,913	1,967
Vinci Infraestrutura Água e Saneamento FIP - IE	48,727	-
Vinci Fulwood DL FII	56,000	-
Vinci Strategic Partners FIM CP	5,000	-
	123,263	10,377

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

25	Subsequent Events

Accordingly to the Repurchased Program (Note 14(b)), from October 1, 2021 to November 04, 2021, 101,152 Class A common shares were repurchased by the Entity, in the amount of R$ 7,434.